UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

ARDEA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4747 Executive Drive, Suite 510 San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03969P107	13D/A	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,772,745
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,772,745
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,772,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person PN

CUSIP NO. 03969P107	13D/A	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,772,745
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,772,745
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,772,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person OO

CUSIP NO. 03969P107	13D/A	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 228,391
	8.	Shared Voting Power 3,886,781
	9.	Sole Dispositive Power 228,391
	10.	Shared Dispositive Power 3,886,781
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,172
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person IN

Explanatory Note: This Amendment No. 10 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 3, 2006 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Ardea Biosciences, Inc., a Delaware corporation (the “Issuer”).

Items 4, 5, 6 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.              Purpose of Transaction.

On April 21, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zeneca Inc., a Delaware corporation (“Zeneca”) and QAM Corp., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, the Merger Sub will be merged with and into the Issuer (the “Merger”) and the Issuer will be the surviving corporation and continue as a wholly owned subsidiary of Zeneca. Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share will be converted into the right to receive $32 in cash as consideration for the merger, which represents a total cash value of approximately $1.26 billion.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”) with Zeneca. Pursuant to the Voting Agreement, the Reporting Persons agreed to vote (or cause to be voted) all securities of the Issuer currently beneficially owned by them and any additional beneficial ownership acquired with respect to other securities of the Issuer after the execution of the Voting Agreement (the “Subject Shares”) in favor of the adoption of the Merger Agreement and vote against: (A) the approval of any proposal made in opposition to, or in competition with, the consummation of the Merger or any other transactions contemplated by the Merger Agreement; (B) any Acquisition Transaction (as defined in the Merger Agreement); and (C) any other action or agreement that is intended, or would reasonably be expected, to impede, prevent, delay or adversely affect the Merger or any other transactions contemplated by the Merger Agreement. The Reporting Persons delivered an irrevocable proxy to Zeneca to vote the Subject Shares in accordance with the foregoing and agreed to waive any claim to demand appraisal of any Subject Shares under Delaware law.

The Voting Agreement and irrevocable proxy will terminate upon the earlier of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time (as defined in the Merger Agreement); and (iii) at the option of Reporting Persons, upon Zeneca’s receipt of written notice by the Reporting Persons following any amendment or modification to the Merger Agreement that materially adversely affects the Reporting Persons (including but not limited to any reduction or change in the amount of or form of the Merger Consideration (as defined in the Merger Agreement) or any change in the conditions to the Merger).

Pursuant to the terms of the Voting Agreement, the Reporting Persons agreed that they will not: (i) sell, pledge, encumber, assign, grant an option with respect to, transfer, tender or otherwise dispose of (including by gift or any Constructive Disposition (as defined in the Voting Agreement)) such Subject Shares or any interest therein or enter into an agreement or commitment providing for the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer, tender or other disposition (including by gift or Constructive Disposition) of such Subject Shares or any interest therein (any such transaction or agreement, a “Transfer”); (ii) enter into any contract, agreement, option, instrument or other arrangement or understanding with respect to the direct or indirect Transfer of any Subject Shares; (iii) seek or solicit any such Transfer or any such contract, agreement, option, instrument or other arrangement or understanding; or (iv) deposit (or permit the deposit of) their Subject Shares into any voting trust or grant any proxy, power of attorney, right of first offer or refusal or enter into any voting agreement or similar agreement with respect to any of the Subject Shares in contravention of the obligations of the Reporting Persons under the Voting Agreement.  Notwithstanding the foregoing, the Voting Agreement shall not prohibit: (i) Mr. Tang from Transferring Subject Shares to an immediate family member or to a trust for the benefit of Mr. Tang or any member of Mr. Tang’s immediate family; or (ii) the other Reporting Persons from making a Transfer to one or more partners or members of the Reporting Person or to an affiliated corporation under common control with the Reporting Person; provided, in each case, that the transferee agrees to be bound by the Voting Agreement.  Further, nothing in the Voting Agreement prohibits the Subject Shares from being held in a securities margin account, subject to the terms and conditions of such account.

The foregoing description of certain provisions of the Merger Agreement and the Voting Agreement is a summary only and is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. A copy of the Voting Agreement is filed as Exhibit 1 hereto. The Voting Agreement is incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	3,772,745 shares of Common Stock, representing 10.3% of the class

Tang Capital Management, LLC	3,772,745 shares of Common Stock, representing 10.3% of the class

Kevin C. Tang	4,115,172 shares of Common Stock, representing 11.1% of the class

The percentages used herein are based upon 36,944,553 shares of Common Stock outstanding as of April 2, 2012 (36,759,140 shares outstanding as of April 2, 2012, based on the definitive proxy statement filed by the Issuer on Schedule 14A on April 10, 2012, file number 001-33734, plus 39,163 shares of Common Stock issuable upon exercise of a warrant owned by Tang Capital Partners, LP, and solely with respect to Kevin C. Tang, an additional 146,250 shares of Common Stock issuable upon exercise of options.

Tang Capital Partners, LP is the beneficial owner of 3,733,582 shares of Common Stock, and has the right to acquire an additional 39,163 shares of Common Stock upon exercise of a warrant it holds.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the 3,772,745 shares of Common Stock beneficially owned or acquirable by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 4,115,172 shares of Common Stock, comprising 28,953 shares beneficially owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 22,477 shares beneficially owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 4,819 shares beneficially owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 10,803 shares beneficially owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 15,089 shares beneficially owned by Kevin C. Tang’s Individual Retirement Account, 146,250 shares issuable upon exercise of options held by Kevin C. Tang, 114,036 shares beneficially owned by the Haeyoung and Kevin Tang Foundation, Inc., and 3,772,745 shares beneficially owned or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.    The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares owned by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware. The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4747 Executive Drive, Suite 510, San Diego, CA 92121. Kevin C. Tang disclaims beneficial ownership of all shares reported herein, except to the extent of his pecuniary interest therein.

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	228,391 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	3,772,745 shares
Tang Capital Management, LLC	3,772,745 shares
Kevin C. Tang	3,886,781 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	228,391 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	3,772,745 shares
Tang Capital Management, LLC	3,772,745 shares
Kevin C. Tang	3,886,781 shares

(c)           N/A.
(d)           N/A.

(e)           N/A.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure regarding the Voting Agreement in Item 4 above is incorporated herein by reference.

The Voting Agreement is included as Exhibit 1 to this Amendment No. 10 and is incorporated herein by reference.

Item 7.     Material to be filed as Exhibits

Exhibit 1:	Form of Voting Agreement, dated April 21, 2012, by and among Zeneca, Inc. and the undersigned stockholder of Ardea Biosciences, Inc.

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

April 25, 2012

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang